UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIALOGIC INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

25250T 209

(CUSIP Number)

August 8, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25250T 209	Page 2 of 10

1.	Name of Reporting Person

TowerBrook Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	461,889
	6.	Shared Voting Power	113,452(1)
	7.	Sole Dispositive Power	461,889
	8.	Shared Dispositive Power	113,452(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		575,341
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9)		4.0%(2)
12.	Type of Reporting Person (See Instructions)		PN

(1)       EAS Series C Investments, L.P. owns 113,452 shares of Common Stock of Dialogic Inc. The general partner of EAS Series C Investments, L.P. is EAS Series C Investments GP, LLC. TowerBrook Investors L.P. is a limited partner of EAS Series C Investments, L.P. and owns 50% of EAS Series C Investments GP, LLC.

(2)       Assumes a total of 14,399,897 shares of Common Stock of Dialogic Inc. are outstanding, which is based on the Form 8-K filed by Dialogic Inc. on September 14, 2012, in which Dialogic Inc. stated that as of September 14, 2012, Dialogic Inc. had approximately 14,399,897 shares of its Common Stock outstanding as a result of the 5-for-1 reverse stock split.

CUSIP No. 25250T 209	Page 3 of 10

1.	Name of Reporting Person

TCP General Partner L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	575,341(1)
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	575,341(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		575,341(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9)		4.0%(2)
12.	Type of Reporting Person (See Instructions)		PN

(1)       With respect to TCP General Partner L.P., solely in its capacity as the general partner of TowerBrook Investors L.P. TowerBrook Investors L.P. (i) owns 461,889 shares of Common Stock of Dialogic Inc. over which it has sole voting and dispositive power and (ii) has shared voting and dispositive power over 113,452 shares of Common Stock of Dialogic Inc. solely in TowerBrook Investors L.P.’s capacity as a 50% owner of EAS Series C Investments GP, LLC, the general partner of EAS Series C Investments, L.P.

(2)       Assumes a total of 14,399,897 shares of Common Stock of Dialogic Inc. are outstanding, which is based on the Form 8-K filed by Dialogic Inc. on September 14, 2012, in which Dialogic Inc. stated that as of September 14, 2012, Dialogic Inc. had approximately 14,399,897 shares of its Common Stock outstanding as a result of the 5-for-1 reverse stock split.

CUSIP No. 25250T 209	Page 4 of 10

1.	Name of Reporting Person

TowerBrook Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	575,341(1)
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	575,341(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		575,341(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9)		4.0%(2)
12.	Type of Reporting Person (See Instructions)		OO

(1)       With respect to TowerBrook Capital Partners LLC, solely in its capacity as the general partner of TCP General Partner L.P. TCP General Partner L.P. is the general partner of TowerBrook Investors L.P. TowerBrook Investors L.P. (i) owns 461,889 shares of Common Stock of Dialogic Inc. over which it has sole voting and dispositive power and (ii) has shared voting and dispositive power over 113,452 shares of Common Stock of Dialogic Inc. solely in TowerBrook Investors L.P.’s capacity as a 50% owner of EAS Series C Investments GP, LLC, the general partner of EAS Series C Investments, L.P.

(2)       Assumes a total of 14,399,897 shares of Common Stock of Dialogic Inc. are outstanding, which is based on the Form 8-K filed by Dialogic Inc. on September 14, 2012, in which Dialogic Inc. stated that as of September 14, 2012, Dialogic Inc. had approximately 14,399,897 shares of its Common Stock outstanding as a result of the 5-for-1 reverse stock split.

CUSIP No. 25250T 209	Page 5 of 10

Introduction

This Amendment No. 1 to Schedule 13G (this “Amendment”) amends and restates in its entirety the Schedule 13G previously filed on October 8, 2010 by TowerBrook Investors L.P., TCP General Partner L.P. and TowerBrook Capital Partners LLC (together, the “Reporting Parties”).

Item 1(a).	Name of Issuer:

Dialogic Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1504 McCarthy Boulevard

Milpitas, California 95035

Item 2(a).	Name of Person Filing:

TowerBrook Investors L.P.

TCP General Partner L.P.

TowerBrook Capital Partners LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of TowerBrook Investors L.P., TCP General Partner L.P. and TowerBrook Capital

Partners LLC is Park Avenue Tower, 65 East 55th Street, New York, New York 10022.

Item 2(c).	Citizenship:

TowerBrook Investors L.P.’s place of organization is Delaware.

TCP General Partner L.P.’s place of organization is Delaware.

TowerBrook Capital Partners LLC’s place of organization is Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

25250T 209

CUSIP No. 25250T 209	Page 6 of 10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 25250T 209	Page 7 of 10

Item 4.	Ownership:

(a)	Amount beneficially owned and (b) Percent of class:

(I)

TowerBrook Investors L.P. (i) owns 461,889 shares of Common Stock of Dialogic Inc. over which it has sole voting and dispositive power and (ii) has shared voting and dispositive power over 113,452 shares of Common Stock of Dialogic Inc. solely in TowerBrook Investors L.P.’s capacity as a 50% owner of EAS Series C Investments GP, LLC, the general partner of EAS Series C Investments, L.P., which collectively represent approximately 4.0%(1) of the total number of shares of Dialogic Inc.’s Common Stock outstanding.

(II)	TCP General Partner L.P. is the general partner of TowerBrook Investors L.P.; therefore, TCP General Partner L.P. may be deemed to indirectly beneficially own the shares of Dialogic Inc.’s Common Stock held directly by TowerBrook Investors L.P.

(III)	TowerBrook Capital Partners LLC is the general partner of TCP General Partners L.P., and TCP General Partner L.P. is the general partner of TowerBrook Investors L.P.; therefore TowerBrook Capital Partners LLC may be deemed to indirectly beneficially own the shares of Dialogic Inc.’s Common Stock held directly by TowerBrook Investors L.P. The Managing Members of TowerBrook Capital Partners LLC are Neal Moszkowski and Ramez Sousou.

By virtue of the relationships described above, each of TCP General Partner L.P. and TowerBrook Capital Partners LLC may be deemed to have an indirect beneficial ownership of 575,341 shares of Common Stock of Dialogic Inc., which represents approximately 4.0%(1) of the total number of shares of Dialogic Inc.’s Common Stock outstanding.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by TCP General Partner L.P. or TowerBrook Capital Partners LLC that it is the beneficial owner of any shares of Dialogic Inc.’s Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its respective pecuniary interest, such beneficial ownership is expressly disclaimed by each of TCP General Partner L.P. and TowerBrook Capital Partners LLC.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Item 5 of each cover page

(ii)	Shared power to vote or direct the vote:

See Item 6 of each cover page

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

(1)

Assumes a total of 14,399,897 shares of Common Stock of Dialogic Inc. are outstanding, which is based on the Form 8-K filed by Dialogic Inc. on September 14, 2012, in which Dialogic Inc. stated that as of September 14, 2012, Dialogic Inc. had approximately 14,399,897 shares of its Common Stock outstanding as a result of the 5-for-1 reverse stock split.

CUSIP No. 25250T 209	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☒

As a result of the conversion of Dialogic Inc.’s convertible promissory notes into approximately 40.1 million shares of Dialogic Inc.’s Common Stock on August 8, 2012 (with such 40.1 million number of shares being prior to giving effect to the 5-for-1 reverse stock split described in Dialogic Inc.’s Form 8-K filed on September 14, 2012), the Reporting Parties are no longer 5% beneficial owners of Dialogic Inc.’s Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

TowerBrook Investors L.P., TCP General Partner L.P., TowerBrook Capital Partners LLC are the members of the group filing this Amendment pursuant to Rule 13d-1(c) of the Act; provided that each of them expressly disclaims that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 25250T 209	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2012	TOWERBROOK INVESTORS L.P.

	By:	TCP General Partner L.P.
	Its:	General Partner

	By:	TowerBrook Capital Partners LLC
	Its:	General Partner

	By:	Neal Moszkowski and Ramez Sousou
	Its:	Managing Members

	By:	/s/ Neal Moszkowski
	Name:	Neal Moszkowski
	Title:	Managing Member

	By:	/s/ Ramez Sousou
	Name:	Ramez Sousou
	Title:	Managing Member

October 1, 2012	TCP GENERAL PARTNER L.P.

	By:	TowerBrook Capital Partners LLC
	Its:	General Partner

	By:	Neal Moszkowski and Ramez Sousou
	Its:	Managing Members

	By:	/s/ Neal Moszkowski
	Name:	Neal Moszkowski
	Title:	Managing Member

	By:	/s/ Ramez Sousou
	Name:	Ramez Sousou
	Title:	Managing Member

October 1, 2012	TOWERBROOK CAPITAL PARTNERS LLC

	By:	Neal Moszkowski and Ramez Sousou
	Its:	Managing Members

	By:	/s/ Neal Moszkowski
	Name:	Neal Moszkowski
	Title:	Managing Member

	By:	/s/ Ramez Sousou
	Name:	Ramez Sousou
	Title:	Managing Member

CUSIP No. 25250T 209	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

EXHIBIT A

SCHEDULE 13G

JOINT FILING AGREEMENT

This Agreement is dated October 1, 2012 by and among TowerBrook Investors L.P. (“TBI”), TCP General Partner L.P. (“TCP GP”) and TowerBrook Capital Partners LLC (“TCP LLC”).

WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

NOW, THEREFORE, the undersigned do hereby agree as follows:

1.            The Amendment No. 1 to Schedule 13G (the “Amendment”) with respect to Dialogic Inc., a Delaware corporation, to which this Agreement is attached as Exhibit A is filed on behalf of TBI, TCP GP and TCP LLC. TCP GP and TCP LLC hereby authorize TBI to file the Amendment on their behalf.

2.            Each of TBI, TCP GP and TCP LLC is responsible for the completeness and accuracy of the information concerning such person or entity contained therein, but is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned hereto sign this Agreement as of the date first above written.

TOWERBROOK INVESTORS L.P.

By:	TCP General Partner L.P.
Its:	General Partner

By:	TowerBrook Capital Partners LLC
Its:	General Partner

By:	Neal Moszkowski and Ramez Sousou
Its:	Managing Members

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Managing Member

By:	/s/ Ramez Sousou
Name:	Ramez Sousou
Title:	Managing Member

TCP GENERAL PARTNER L.P.

By:	TowerBrook Capital Partners LLC
Its:	General Partner

By:	Neal Moszkowski and Ramez Sousou
Its:	Managing Members

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Managing Member

By:	/s/ Ramez Sousou
Name:	Ramez Sousou
Title:	Managing Member

TOWERBROOK CAPITAL PARTNERS LLC

By:	Neal Moszkowski and Ramez Sousou
Its:	Managing Members

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Managing Member

By:	/s/ Ramez Sousou
Name:	Ramez Sousou
Title:	Managing Member